Exhibit 99.160

CONSENT OF MATTHEW P. REILLY

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report Update of Gas Hills Uranium Project Freemont and Natrona Counties, Wyoming, USA” dated March 22, 2013 (the “Gas Hills Report”) and (2) the Management Information Circular of the Company dated July 15, 2013, which includes reference to the undersigned’s name in connection with technical information relating to the Gas Hills Report and the properties described therein.

/s/ Matthew P. Reilly
Matthew P. Reilly, Professional Engineer

Date: November 15, 2013